

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Elizabeth Boland
Chief Financial Officer
Bright Horizons Family Solutions Inc.
200 Talcott Avenue
Watertown, Massachusetts 02472

> **Re: Bright Horizons Family Solutions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 001-35780**

Dear Ms. Boland:

    We have reviewed your January 19, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2020 letter.

Form 10-K for Fiscal Year Ended December 31, 2019

General

1. We note your response to prior comment 6. Please revise to clarify what you mean by the statement that the provision does not "preclude or contract" the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. If you mean that the provision does not apply to claims arising under the federal securities laws, as stated in your response, please confirm that you will include disclosure in future filings stating this directly.

Elizabeth Boland
Bright Horizons Family Solutions Inc.
February 2, 2021
Page 2

      Please contact Daniel Morris at 202-551-3314 or Erin Jaskot at 202-551-3442 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services